SUBSEQUENT EVENT

As of the close of business on July 11, 2003, the assets and identified liabilities of the Fund were acquired by Evergreen Strategic Income Fund in a tax-free exchange for shares of Evergreen Strategic Income Fund. Class I shareholders of the Fund became shareholders of Class I shares of Evergreen Strategic Income Fund. Upon distribution of shares of Evergreen Strategic Income Fund to shareholders of the Fund, the Fund was liquidated and terminated.